Exhibit Relating to Item 77(e) of Form N-SAR for
Aberdeen Asia-Pacific Income Fund, Inc.
for the six months ended October 31, 2001

The Annual Meeting of the Fund's shareholders was held on April 19, 2001. At such meeting the shareholders approved the election of directors. Pursuant to Instruction 2 to this Sub-Item, Information as to the matters has not been included in this Attachment.